UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
(X) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Harvison, John H.
   2801 Glenda Avenue
   Fort Worth, TX  76117
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   FFP Partners, L.P.
   FFP
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   December 28, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board of general partner
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Class A Units                |12/28/|J   |73,483            |D  |           |0                  |I     |Note 1                     |
                             |97    |    |                  |   |           |                   |      |                           |
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Class B Units                |12/28/|J   |32,204            |D  |           |0                  |I     |Note 1                     |
                             |97    |    |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Options to purchase Clas|$1.21   |     |    |           |   |Note |11/16|Class A Unit|40,000 |       |40,000      |D  |            |
s A Units               |        |     |    |           |   |2    |/02  |s           |       |       |            |   |            |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Note 1: On December 28, 1997, FFP completed a restructuring under which the non-real estate assets and businesses previously owned and conducted by FFP were transferred to FFP
Marketing Company, Inc.   Mr.
Harvison is a limited partner in 7HBF, Ltd., a Texas limited partnership that owns, directly or indirectly, from 33-1/3%
to 100% of eight companies that, prior to the restructuring of FFP, owned Class A and Class B Units of FFP. Mr.
Harvison is also an officer and director of these companies and, therefore, may be deemed to have shared investment control over the units held by them. Mr. Harvison also holds an ownership interest in another company that indirectly owns an interest in a company that, prior to the restructuring of FFP, owned Class A and Class B
Units of FFP. The number of units set forth above is Mr. Harvison's proportionate pecuniary interest in the 524,333
Class A Units and 175,000 Class B Units owned by these companies. Mr. Harvison disclaims beneficial ownership
of all these Class A and Class B Units.   In connection with the restructuring,
the aforementioned Class A and Class
B Units of FFP were exchanged for economically equivalent limited partnership interests of a newly formed subsidiary of FFP
Partners.
Note 2: All options are exercisable currently. The original exercise price of the options was $3.75. However, concurrently with the restructuring of FFP Partners discussed in Note 1, the exercise price was adjusted to allocate the price between options for Class A Units of FFP Partners and options for common stock of FFP
Marketing Company, Inc., which were acquired as a result of the restructuring.
SIGNATURE OF REPORTING PERSON
John H. Harvison
DATE
February 27, 1998